NEWS RELEASE 10-10	MARCH 5, 2010

DRILLING RETURNS 1.23 OUNCES PER TON GOLD OVER 24.8 FEET AT SANDMAN, NEVADA

Fronteer (FRG - TSX/NYSE Amex) announces today that drilling by Newmont USA Limited ("Newmont"), a wholly owned subsidiary of Newmont Mining Corporation, has intersected additional bonanza-grade, near-surface oxide gold at Sandman, one of three high-quality Nevada gold projects in Fronteer’s future production platform.

Newmont has provided drill results from six holes at Sandman’s Silica Ridge deposit. Hole NSM-137, starting at a depth of 20 metres, returned:

  42.28 grams per tonne gold (1.23 ounces per ton) over 7.56 metres (24.8 feet), including 98.24 g/t gold (2.86 oz/ton) over 2.65 metres; and

  26.52 g/t gold (0.77 oz/ton) over 0.61 metres.

The remaining five holes provided by Newmont all intersected oxide gold mineralization starting within 15 metres of surface, including:

  1.36 g/t gold (0.04 oz/ton) over 7.25 metres in NSM-125;

  1.43 g/t gold (0.04 oz/ton) over 11.09 metres, in NSM-130.

Importantly, the high-grade style of gold intersected in NSM-137 is a consistent component of the mineralization at Sandman, reinforcing the high-quality nature of this epithermal system. Specifically, since Newmont began drilling at Sandman in 2008, 24% of all holes (26 out of 110) have returned intercepts of greater than 10 g/t gold over more than 1.0 metres. By way of example, some of these intercepts, which have been previously published, are tabulated below.

Hole ID	From (metres)	To (metres)	Intercept (metres)	Au (g/t)	Au (oz/ton)	Ag (g/t)
NSM-57	24.78	27.13	2.35	139.03	4.06	47.58
NSM-69	38.01	39.96	1.95	120.75	3.52	20.39
NSM-142	57.79	61.26	3.47	90.28	2.63	126.54
NSM-141	47.15	48.34	1.19	86.91	2.53	67.89
NSM-55	29.60	31.46	1.86	72.36	2.11	48.16
NSM-147	12.92	13.93	1.01	52.45	1.53	34.11
NSM-148	31.76	32.77	1.01	50.55	1.47	2,067.45
NSM-53	32.58	34.53	1.95	65.69	1.92	57.97
NSM-110	17.86	20.48	2.62	32.14	0.94	42.92
NSM-44	37.06	38.89	1.83	29.17	0.85	8.68
NSM-51	118.57	120.64	2.07	28.90	0.84	69.31

The true width of the mineralized zones is estimated to be approximately 90% of those stated. Drill composites were calculated using a cut-off of 2.0 g/t.

For a comprehensive table of new and previously reported drill results, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/SandmanDrillResults1010.pdf

Results are pending from additional holes from Newmont’s 2009 work-program.

Newmont has met its annual earn-in obligations and has continued to advance the project, completing more than 12,000 metres of drilling since 2008. As part of this year’s program, Newmont is preparing an expanded Plan of Operations for 2010, which will include exploration drilling to test up to eight new targets, ongoing development drilling and additional geotechnical and metallurgical work.

Sandman is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

Northumberland, Sandman and Long Canyon comprise Fronteer’s future production platform based in Nevada. All three gold deposits have high-grade gold starting at- or near-surface, are potentially open-pit mineable and have encouraging production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, and funding the company’s growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company’s projects.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator and review of portions of the data has given him no reason to doubt their authenticity. The true width of the mineralized zones is estimated by Fronteer to be approximately 90% of those stated. Primary composite intervals stated in this release were calculated using a cut-off of 0.3 g/t Au, 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals. No gold values below the 0.30 g/t Au cut-off were included as internal dilution. The lower 0.3 g/t cut off is used to conform with the 43-101 compliant resources previously calculated on the Sandman Project. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO, Fronteer Development Group
Troy Fierro, COO, Fronteer Development Group
Richard Moritz, Director, Investor Relations

Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.